UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
Focus Media Holding Limited

(Name of Issuer)
Ordinary Shares, par value $0.00005 per share
American Depositary Shares, each representing five Ordinary Shares

(Title of Class of Securities)
G3610R109 (Ordinary Shares)
34415V109 (American Depositary Shares)

(CUSIP Number)

Jason Nanchun Jiang	JJ Media Investment Holding Limited
28-30/F Zhao Feng World Trade Building	28/F Zhao Feng World Trade Building
369 Jiang Su Road, Shanghai 200060, China	369 Jiang Su Road, Shanghai 200060, China
(86) 21-2216-4088	(86) 21-2216-4088

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 7, 2010

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	34415V109

1	NAMES OF REPORTING PERSONS Jason Nanchun Jiang I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF		100,586,135(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,586,135(1)

WITH	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,586,135(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.05%(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 100,586,135 ordinary shares held in the name of Citi (Nominees) Limited and beneficially owned by JJ Media Investments Holding Ltd. in the form of ADSs. JJ Media Investments Holding Ltd. is 100%-owned by Jason Nanchun Jiang.
(2) Includes collectively, the ordinary shares described in footnote (1)
(3) Percentage calculated based on 715,886,975 Ordinary Shares outstanding.

CUSIP No.	34415V109

1	NAMES OF REPORTING PERSONS JJ Media Investment Holding Limited I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		100,586,135(4)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,586,135 (4)

WITH	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,586,135

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.05%(4)(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(4) Includes 100,586,135 ordinary shares held in the name of Citi (Nominees) Limited and beneficially owned by JJ Media Investments Holding Ltd. in the form of ADSs.
(5) Percentage calculated based on 715,886,975 Ordinary Shares outstanding.

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.7
EX-99.8
EX-99.9
EX-99.11
EX-99.14
EX-99.15
EX-99.16
EX-99.17
EX-99.18
EX-99.19
EX-99.20

     This statement on Schedule 13D is being filed jointly by Jason Nanchun Jiang (“Mr. Jiang”) and JJ Media Investment Holding Limited (“JJ Media”, and together with Mr. Jiang, the “Reporting Persons”) relating to the Ordinary Shares, par value $0.00005 per ordinary share (the “Ordinary Shares”), and American depositary shares, each representing five Ordinary Shares (the “ADSs”) of Focus Media Holding Limited (the “Issuer”), a corporation organized under the laws of the Cayman Islands.
Item 1. Security and Issuer
     This Schedule 13D relates to the Ordinary Shares and the ADSs of the Issuer. The ADSs are listed on the NASDAQ Global Select Market under the symbol “FMCN.” The principal executive offices of the Issuer are located at Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.
Item 2. Identity and Background
     Mr. Jiang’s present occupation is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The Issuer, a Cayman Islands holding company, operates out-of-home advertising networks using audiovisual digital displays in China through its indirectly wholly-owned operating subsidiaries. The business address of both Mr. Jiang and the Issuer is 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, People’s Republic of China. Mr. Jiang is a citizen of Singapore.
     JJ Media is a British Virgin Islands company whose principal business is making financial investments. The address of its principal office is 28/F Zhao Feng World Trade Building, 369 Jiang Su Road, Shanghai 200060, People’s Republic of China. Mr. Jiang is the sole member and the sole director of JJ Media.
     To the best knowledge of the Reporting Persons, neither of them has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On September 7, 2010, JJ Media and Mr. Jiang entered into an Underwriting Agreement with the Issuer and Goldman, Sachs & Co., as underwriter, pursuant to which JJ Media agreed to sell 8,100,000 ADSs at a price of $18.90 per ADS under a Registration Statement on Form F-3 (File No. 169249) and a related prospectus supplement (the “Public Offering”). Of the 8,100,000 ADSs sold, 5,300,000 ADSs were purchased by Goldman, Sachs & Co. (the “underwriter”). The remaining 2,800,000 ADSs (“hedge shares”) were purchased by Goldman Sachs International or its affiliate (the “variable price seller”) with a view to offer such ADSs to the public.
     Upon the closing of the Public Offering on September 13, 2010, JJ Media will receive aggregate proceeds of $153,090,000. In connection with the closing of the Public Offering, JJ Media will primarily use the proceeds of the Public Offering to (1) pay in full the Citi Loan of $99,400,000 and (2) purchase the capped call options relating to 10,100,000 ADSs described in Items 5 and 6 hereof.
Item 4. Purpose of Transaction
     All of the Ordinary Shares beneficially owned by Mr. Jiang and JJ Media have been acquired for investment purposes.
     Mr. Jiang currently serves as the Chairman of the Board of Directors of the Issuer. In his capacity as a director, he will participate in, and have the opportunity to vote on, matters that are presented to the Board of Directors of the Issuer, including, without limitation, any extraordinary corporate transactions and material changes to the Issuer’s capitalization, dividend policy, business or corporate structure. Additionally, Mr. Jiang currently serves as the Chief Executive Officer of the Issuer and, in his capacities as such, supervises the overall operations of the Issuer and is responsible for assuring that all directions of the Board of Directors are carried into effect.

     Mr. Jiang and JJ Media may acquire additional securities of the Issuer, or dispose of all or any portion of their securities, in open market or privately negotiated transactions or otherwise, subject to relevant securities laws and regulations and the Issuer’s share trading policy. Any open market or privately negotiated purchases or sales may be made at any time without prior notice.
     Neither Mr. Jiang nor JJ Media has present plans or proposals in the capacity as a shareholder of the Issuer that relate to or that would result in any transaction, event or action specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that Mr. Jiang may, at any time, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer
     (a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
     As of the date hereof, Mr. Jiang beneficially owns in the aggregate 100,586,135 Ordinary Shares, representing approximately 14.05% of the outstanding Ordinary Shares of the Issuer. Mr. Jiang has sole power to vote and sole power to dispose as to all the 100,586,135 Ordinary Shares he owns.
     As of the date hereof, JJ Media beneficially owns in the aggregate 100,586,135 Ordinary Shares, representing approximately 14.05% of the outstanding Ordinary Shares of the Issuer. JJ Media has sole power to vote and sole power to dispose as to all the 100,586,135 Ordinary Shares it owns.
     (c) (1) Public Offering: On September 7, 2010, JJ Media and Mr. Jiang entered into the Underwriting Agreement described in Item 3 above pursuant to which JJ Media agreed to sell 8,100,000 ADSs at a price of $18.90 per ADS. Of the 8,100,000 ADSs sold, 5,300,000 ADSs were purchased by Goldman, Sachs & Co.. The remaining 2,800,000 ADSs were purchased by Goldman Sachs International or its affiliate (the “variable price seller”) with a view to offer such ADSs to the public.
     (2) Capped Call Options: Concurrent with the pricing of the registered offering pursuant to the Public Offering described above, JJ Media entered into three capped call transaction confirmations (the “Options Agreements”) with the variable price seller pursuant to which, JJ Media purchased call options relating to 10,100,000 ADSs with a hedge reference price of $19.25 per ADS. The capped call options under the Options Agreements are divided into a number of components with different expiration dates. Upon the expiration of each component, JJ Media will have the right to receive an amount in cash representing any excess of the lesser of the agreed-upon cap price and the volume-weighted average price of the ADSs for the applicable expiration date over the agreed-upon strike price for the capped call transaction. The cash amount receivable by JJ Media pursuant to the Options Agreements is subject to certain anti-dilution and other adjustments and modifications, including, without limitation, adjustments to the number of capped call options upon the occurrence of certain corporate events involving the Issuer or the ADSs. Such cash amount (in the aggregate for all components) will be paid by the variable price seller to JJ Media on the third business day following the expiration date for the last component.
     (3) Swap: On September 7, 2010, JJ Media entered into a share swap transaction confirmation (the “Swap Agreement”) with GSI, with a maturity date on or about October 28, 2010, pursuant to which variable price seller acquired “long” exposure, and JJ Media acquired “short” exposure, to 2,000,000 ADSs. The notional amount of the swap is based on such number of ADSs and an initial price of USD18.90 per ADS. Under a pledge and security agreement (the “Pledge Agreement”), JJ Media has pledged 2,000,000 ADSs (the “Pledged Shares”) to secure its obligations under the Swap Agreement. JJ Media will retain voting rights and rights to ordinary dividends under the Pledged Shares during the term of the pledge. The swap transaction will be cash-settled. Upon settlement, JJ Media will pay the variable price seller a fee on the notional amount at the USD Federal Funds Rate, and the variable price seller will pay JJ Media the difference between the average of the volume-weighted average price of the ADSs over the valuation period and the initial price. Upon settlement, the Pledged Shares will be released and returned to JJ Media.

     (4) Guaranty: On September 7, 2010, Mr. Jason Nanchun Jiang entered into a Guaranty (the “Guaranty”) in favor of GSI. The Guaranty was entered into to guarantee the payment of all amounts, and the performance of all obligations, by JJ Media under the Capped Call Options, Swap and the other transaction documents relating to the Capped Call Options and Swap.
     (5) 10b5-1 Plan: Concurrent with the pricing of the Public Offering, JJ Media entered into a share sale plan (the “Sales Plan”) in reliance on Rule 144 under the Securities Act and Rule 10b5-1 under the Exchange Act with a broker-dealer affiliate of GSI (the “Seller”). Under the Sales Plan, the Seller will sell on behalf of JJ Media up to a maximum of 2,000,000 ADSs subject to the conditions and terms of the Sales Plan. The dates of the sales under the Sales Plan are intended to coincide with the valuation period under the Swap Agreement.
     Forms of the Underwriting Agreement, Options Agreements, Pledge Agreement, Swap Agreement, Guaranty and 10b5-1 Plan are attached as Exhibits 13, 14, 15, 16, 17 and 18, respectively, and are incorporated herein by reference.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Subscription for Shares in 2009 and Related Loan Arrangements
     On September 23, 2009, JJ Media and the Issuer entered into a subscription agreement (the “Subscription Agreement”) pursuant to which the Issuer issued and sold to JJ Media, and JJ Media subscribed for and purchased, 75,000,000 Ordinary Shares of the Issuer at a subscription price of US$1.899 per share (equivalent to US$9.495 per ADS). The aggregate subscription price was US$142,425,000. The issuance was completed on November 19, 2009.
     JJ Media’s subscription was funded with the proceeds from a loan with a principal amount of US$142,000,000 (the “Citi Loan”) made by Citibank, N.A. (the “Initial Lender”) under a margin loan agreement, dated as of November 13, 2009 (the “Citi Loan Agreement”), among JJ Media, the Lender, Citibank, N.A., as administrative agent, and Citibank, N.A., as collateral agent (the “Citi Collateral Agent”), of which US$138,000,000 was drawn down, and through JJ Media’s personal funds. On December 9, 2009, pursuant to an agreement among JJ Media, the Initial Lender, and Nomura Securities International, Inc. (“Nomura”), the Initial Lender agreed to reduce its lending commitment by US$42,600,000 and Nomura agreed to take up that portion of the commitment (the “Nomura Loan”). Nomura’s US$42,600,000 commitment is set forth in a separate margin loan agreement, dated as of December 9, 2009 (the “Nomura Loan Agreement”, and together with the Citi Loan Agreement, the “Loan Agreements”), among JJ Media and Nomura, as lender (the “Nomura Lender”), administrative agent and collateral agent (the “Nomura Collateral Agent”).
     Pursuant to a security agreement, dated as of November 19, 2009 (the “Citi Security Agreement”), between JJ Media and the Citi Collateral Agent, JJ Media pledged and granted a security interest in 141,086,135 Focus Media ordinary shares in the form of ADSs to the Citi Collateral Agent to secure its obligation under the Citi Loan Agreement. Pursuant to a personal guarantee, dated as of November 19, 2009 (the “Citi Personal Guarantee”), Mr. Jiang, as guarantor, agreed to guarantee the payment of all amounts, and the performance of all of JJ Media’s obligations, under the Citi Loan Agreement and the other loan documents. In addition, JJ Media issued a note, dated as of November 19, 2009 (the “Citi Note”), promising to pay to the Initial Lender on the maturity date the principal sum of the Citi Loan or, if less, the aggregate principal amount outstanding of the Loan made by the Lender under the Loan Agreement. On December 9, 2009, in connection with the assumption by Nomura of US$42,600,000 of the Citi Loan (of which 41,400,000 had been drawn down), JJ Media entered into an additional set of documents with Nomura, including a security agreement, personal guarantee and note, substantially similar to those described above with regard to the US$42,600,000 portion of the loan and 42,325,835 Focus Media ordinary shares in the form of ADSs portion of the collateral that are the subject of the Nomura Loan Agreement.

     In order to perfect the security interest of the Citi Collateral Agent, JJ Media entered into a control agreement, dated as of November 19, 2009 (the “Citi Control Agreement”), with the Citi Collateral Agent and Citigroup Global Markets Inc. (“CGMI”), placing 13,217,227 Unrestricted ADSs (representing 66,086,135 Focus Media ordinary shares), issued by Citibank N.A., as depositary, into the account of CGMI as collateral under the Citi Loan and having CGMI hold 15,000,000 Restricted ADS (representing 75,000,000 Focus Media ordinary shares), issued by Citibank N.A., as depositary, for the Citi Collateral Agent as collateral under the Citi Loan. On December 9, 2009, JJ Media entered into a substantially similar control agreement with Nomura, placing 3,965,167 of the Unrestricted ADSs (representing 19,825,835 Focus Media ordinary shares) into the account of Nomura as collateral agent under the Nomura Loan and having Nomura hold 4,500,000 of the Restricted ADSs (representing 22,500,000 Focus Media ordinary shares) as collateral under the Nomura Loan.
     Public Offering, Capped Call Options, Swap, Pledge, Guaranty and Sales Plan
     The information contained Item 5(c) to this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1.	Subscription Agreement, dated as of September 23, 2009, between JJ Media and the Issuer†

2.	Margin Loan Agreement, dated as of November 13, 2009, among JJ Media, the Initial Lender, Citibank, N.A., as administrative agent, and the Citi Collateral Agent*

3.	Security Agreement, dated as of November 19, 2009, between JJ Media and the Citi Collateral Agent*

4.	Control Agreement, dated as of November 19, 2009, among JJ Media, the Citi Collateral Agent and Citigroup Global Markets Inc.

5.	Note, dated as of November 19, 2009, issued by JJ Media

6.	Personal Guaranty of Jason Nanchun Jiang, dated as of November 19, 2009†

7.	The Agreement, dated as of December 9, 2009, among JJ Media, the Initial Lender and Nomura

8.	Margin Loan Agreement, dated as of December 9, 2009, among JJ Media and Nomura as lender, administrative agent, and collateral agent*

9.	Security Agreement, dated as of December 9, 2009, between JJ Media and the Nomura Collateral Agent*

10.	Control Agreement, dated as of December 9, 2009, among JJ Media and Nomura, as collateral agent and intermediary†

11.	Nomura Note, dated as of December 9, 2009, issued by JJ Media

12.	Nomura Personal Guaranty of Jason Nanchun Jiang, dated as of December 9, 2009†

13.	Underwriting Agreement, dated as of September 7, 2010, among the Issuer, JJ Media, Jason Nanchun Jiang and Goldman, Sachs & Co. ††

14.	Capped Call Transaction Master Confirmation, dated September 7, 2010, between Goldman Sachs International and JJ Media*

15.	Confirmations 1, 2 and 3, each dated September 7, 2010, between Goldman Sachs International and JJ Media*

16.	Swap Confirmation, dated September 7, 2010, between Goldman Sachs International and JJ Media

17.	Supplemental Swap Confirmation, dated September 7, 2010, between Goldman Sachs International and JJ Media*

18.	Pledge and Security Agreement, dated as of September 7, 2010, between JJ Media and Goldman Sachs International

19.	Guaranty, dated as of September 7, 2010, between Jason Nanchun Jiang and Goldman Sachs International

20.	Sales Plan, dated as of September 7, 2010, between JJ Media and Goldman, Sachs & Co, and acknowledged by the Issuer

*	Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

†	Previously filed with Schedule 13D of JJ Media and Mr. Jiang, dated February 5, 2010.

††	Incorporated by reference from Exhibit 1.1 included in the Form 6-K, dated September 8, 2010.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Jason Nanchun Jiang

Jason Nanchun Jiang

JJ MEDIA INVESTMENTS HOLDING LTD.

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Chairman